UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for November 1, 2013

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders. Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant's home country), or under the rules of the home country exchange on which the registrant?s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If ?Yes? is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: Change in director?s executive responsibilities and new Group Executive Committee structure announced


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:		JSE : SOL	NYSE : SSL
Sasol Ordinary ISIN codes: 		ZAE000006896  	US8038663006
Sasol BEE Ordinary Share code:   	JSE : SOLBE1
Sasol BEE Ordinary ISIN code:     	ZAE000151817
(?Sasol? or the ?Company?)

CHANGE IN DIRECTOR?S EXECUTIVE RESPONSIBILITIES AND NEW GROUP
EXECUTIVE COMMITTEE STRUCTURE ANNOUNCED

In accordance with paragraph 3.59(c) of the JSE Listings Requirements, Sasol today announced that the Sasol Limited board (?the Board?) approved a change in the executive responsibilities of executive director, Ms V N Fakude, who currently has accountability for the Sustainability and Business Transformation portfolio. These changes will be effective 1 July 2014 and are pursuant to a new Group Executive Committee (?GEC?) structure approved by the Board.

From 1 July 2014, Ms Fakude will be directly accountable for the Sustainability and Human Resources portfolio comprising the following Group functions: Human Resources; Public and Regulatory Affairs; Safety, Health and Environment; and Shared Services (South Africa). In the context of the new GEC structure, Ms Fakude will assume accountability for Sasol?s Safety, Health & Environment function, and will relinquish accountability for the Strategy function.

At its 2013 year-end results announcement on 9 September 2013, Sasol confirmed its intention to maintain its focus on improving operational productivity, while designing an effective operating model for the Group, as part of its group-wide business performance enhancement programme. The programme aims to address both organisational complexity and cost creep at Sasol to ensure the company?s long-term effectiveness and competitiveness.

While the detailed design work of Sasol?s new operating model continues to progress, the Board approved the new GEC structure to align the company?s top management structure with its new operating platform during a six-month transition phase.

With effect from 1 July 2014, the GEC will consist of the following portfolios reporting to the Sasol President and Chief
Executive Officer, Mr D E Constable:

o	Executive Vice President: Upstream and Business Enablement
(Mr C F Rademan)
o	Executive Vice President: Southern African Operations (Mr B
E Klingenberg)
o	Executive Vice President: International Operations (vacant)
o	Executive Vice President: Energy Business (Mr M Radebe)
o	Executive Vice President: Chemicals Business (Mr F R
Grobler)
o	Chief Financial Officer (Mr P Victor, currently acting)
o	Executive Vice President: Sustainability and Human Resources
(Ms V N Fakude)
o	Executive Vice President: Technology (vacant)
o	Executive Vice President: Advisory and Assurance, who is
also the Company Secretary of Sasol Limited (Mr V D Kahla)
o	Executive Vice President: Strategy, Development and Planning
(Mr E Oberholster)

Sponsor: Deutsche Securities (SA) Proprietary Limited
1 November 2013












































SIGNATURE

Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: November 1, 2013			By: 	/s/ V D Kahla
						Name: 	Vuyo Dominic Kahla
						Title: 	Company Secretary